Filed by The J. M. Smucker Company
Subject Company: International Multifoods Corporation
Commission File No. 001-06699
Pursuant to Rule 425 under the Securities Act of 1933

     This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

March 2004

All Smucker Employees,

     We are very excited to announce today that The J.M. Smucker Company has reached another growth milestone in our 107-year history. We have signed a definitive agreement to acquire International Multifoods Corporation (Multifoods), based in Minneapolis, Minnesota. With this agreement, the consumer icon brands of Pillsbury®, Hungry Jack®, Martha White®, Robin Hood® and Bick’s® among others, will become part of the Smucker family of brands.

     This acquisition strongly supports our vision of owning and marketing North American icon brands, and provides tremendous benefits for our employees, shareholders and consumers. Expected to close in June 2004, this acquisition will bring Smucker sales to approximately $2.3 billion and vastly expand our already strong platform for future growth.

     This $840 million stock and cash transaction will bring all assets, properties, and brands, including the widely recognized Pillsbury Doughboy (licensed from General Mills), under Smucker leadership. Our U.S. product line will now consist of many familiar brands including Pillsbury baking mixes, ready-to-spread frostings and flour; Hungry Jack pancake mixes, syrups, and potato products; and Martha White baking mixes and ingredients. In Canada, we will now have broad brand recognition with Robin Hood flour and grain-based products, Bick’s pickles and condiments, Golden Temple® flours and rices, and Red River® hot cereals. These brands have leading market positions and will further affirm our leadership position in the U.S. and rank us as one of the top food companies in Canada.

     Like Smucker, Multifoods is a company rich in history and tradition and places a special emphasis on personal integrity and high ethical standards as well as partnership and teamwork. We believe these common commitments are a great foundation for a smooth integration of Multifoods’ talented employees and market leading brands into our Company. During the next few months, we will work closely with Multifoods management to position the combined products, operations, and people into the overall Smucker Company. We are confident the integration will be as successful as our recent efforts with Jif and Crisco, and, when completed, the new Smucker Company will be an even better place to work, grow, and prosper for all of our employees.

     We thank you for your commitment to our Basic Beliefs and to each other as we work together on the integration plan in the months ahead.

Sincerely,

The J. M. Smucker Company Forward-Looking Language

This letter contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. Uncertainties that could affect actual results include, but are not limited to, approval of the transaction by the shareholders of the Company and Multifoods, timing of the close of the proposed transaction, the ability of the Company to successfully obtain any required financing, the ability to achieve the amount and timing of the estimated savings, success and cost of new marketing and sales programs and strategies intended to promote growth in the Company’s businesses, the strength of commodity markets from which raw materials are procured and the related impact on costs, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in the respective reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K, and 8-K.

Securities Law Legends

The J. M. Smucker Company will file with the Securities and Exchange Commission (SEC) a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction. Investors are urged to read the proxy statement-prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain free copies of the documents filed with the Commission at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by The J. M. Smucker Company by requesting them in writing from The J. M. Smucker Company, One Strawberry Lane, Orrville, Ohio 44667, Attention: Investor Relations, or by telephone at 330-682-3000.

The J. M. Smucker Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from The J. M. Smucker Company’s shareholders. A list of the names of those directors and executive officers and descriptions of their interests in The J. M. Smucker Company is contained in The J. M. Smucker Company’s proxy statement dated July 8, 2003, which is filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available.

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